Exhibit 99.1

Share Repurchase Update

During the quarter ended September 30, 2025, Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988 (HKD Counter) and 89988 (RMB Counter), “we”) repurchased a total of 17 million ordinary shares (equivalent to approximately 2 million ADSs) for a total of US$241 million. These purchases were made in the U.S. market under our share repurchase program.

As of September 30, 2025, we had 18,552 million ordinary shares (equivalent to 2,319 million ADSs) outstanding, a net decrease of 3 million ordinary shares (equivalent to approximately 0.4 million ADSs) compared to June 30, 2025, or a 0.02% net reduction in our outstanding shares after accounting for shares issued under our ESOP.

Historical repurchases and total shares outstanding are set forth in the table below:

	Three months ended
	Dec. 31, 2023	Mar. 31, 2024	Jun. 30, 2024	Sep. 30, 2024	Dec. 31, 2024	Mar. 31, 2025	Jun. 30, 2025	Sep. 30, 2025
Repurchase amount (US$Bn)	$2.9	$4.8	$5.8	$4.1	$1.3	$0.6	$0.8	$0.2
Shares repurchased (Mn ADSs)	37	65	77	52	15	6	7	2
Outstanding shares (Mn ADSs)	2,499	2,434	2,378	2,327	2,315	2,309	2,319	2,319

The remaining amount of Board authorization for our share repurchase program, which is effective through March 2027, was US$19.1 billion as of September 30, 2025.

October 2, 2025

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